SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 12, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT


Announcement Details

Company        Merant PLC

TIDM           MRN

Headline       Disposal

Released       07:25 12 Jun 2001

RNS Number     0791F

Full Announcement Text
----------------------
RNS Number:0791F
Merant PLC
12 June 2001

FOR IMMEDIATE RELEASE

CONTACTS:

MERANT
------
Gary Greenfield                           Ken Sexton

Chief Executive Officer                   Chief Financial Officer

+1 (301) 838 5223                         +1 (301) 838 5210

Gary.Greenfield@merant.com                Ken.Sexton@merant.com



Larry De'Ath                              Financial Dynamics
                                          ------------------
VP, Communications / Investor Relations   Giles Sanderson /
                                          Harriet Keen

+1 (301) 838 5228                         +44 (0) 20 7831 3113

Larry.Death@merant.com                    merant@fd.com





MERANT to Sell Legacy Development, Transformation and Integration
Business to

   Golden Gate Capital and Parallax Capital for $62.5 million (GPB 45 million)

           Sale of Micro Focus Business Delivers Shareholder Value



www.merant.com - June 12, 2001 - MERANT (London Stock Exchange (LSE):
MRN; Nasdaq National Market (NNM): MRNT), a leading provider of software solutions for enterprise change management; legacy development, transformation and integration; and enterprise data connectivity, today agreed to sell its legacy development, transformation and integration business to Golden Gate Capital and Parallax Capital Partners for $62.5 million (GPB 45 million), payable in cash on completion, subject to adjustment for changes in book value of the business prior to closing. A conference call has been scheduled today for investors, press and analysts in relation to MERANT's year-end results (see separate announcement) and this transaction at 2:30 pm BST (9:30 am U.S. EDT).

"As market and economic conditions have changed, MERANT has restructured its operations into independent business divisions to create and maintain a sustainable and profitable business model, concentrate resources on growth opportunities, serve customers better and deliver maximum value to our shareholders. This transaction continues that process and is consistent with all of these goals," said Gary Greenfield, MERANT president and CEO.

Golden Gate Capital is a $700 million private equity firm dedicated to investing in high-growth businesses in change-intensive industries. It is proposed that Golden Gate will acquire MERANT's legacy development, transformation and integration business through a new British Virgin Islands based company, Micro Focus International Limited, which will be operated by the current management team of the Micro Focus business.

David Dominik, a Managing Director and co-founder of Golden Gate, said:
"I am pleased to enter into this agreement with MERANT. They have built a strong franchise in the Global 2000 for developing and supporting mission critical systems. The strength of Micro Focus fits our strategy of extending our portfolio with businesses with exceptional management to capitalize upon information technology. We have teamed up with Parallax Capital Partners, who will assist Micro Focus in its transition to an independent company."

Tony Hill, Senior Vice President and General Manager of the legacy development, transformation and integration business at MERANT, will head the new company. "This is a great opportunity for our customers and employees," said Hill. "The Micro Focus name is synonymous with leadership in COBOL development throughout the world. We have a large and loyal customer base. We have market proven technology. And we have the best talent and expertise in the world. We will now have the ability to focus every calorie of our energy on driving the success of our customers and growing a strong and profitable business. Our partnership with Golden Gate and Parallax gives us the financial resources to invest in our core technology and expand our business through additional acquisitions."

Background to and details of the Disposal
-----------------------------------------
Micro Focus is a leading independent provider of COBOL on the desktop and distributed environments--a market which presents considerable opportunities within existing mainframe environments, but which is not growing at the rates of other opportunities for MERANT.

For fiscal year 2001, Micro Focus revenue was GPB 84 million ($123.6 million), contribution to the group was GPB 7.5 million ($11.7 million) before income taxes and goodwill amortization, and net tangible assets at 30 April 2001 were approximately GPB 7 million ($10 million). On completion, the disposal is expected to result in a small pre-tax gain, after restructuring charges.

Completion of the transaction is subject to certain conditions, including approval by MERANT shareholders and customary regulatory approvals. MERANT will seek shareholder approval at an extraordinary general meeting expected to be held in late July, with the completion of the transaction expected immediately upon approval.

MERANT's strategy and outlook
-----------------------------
Together with the focus on its independent lines of business, MERANT is shifting its resources to opportunities for maximum growth, led by its PVCS product family in the rapidly expanding market for enterprise change management. After costs and provisions for taxation, MERANT expects to have free cash resources of GPB 32 million ($45 million) following completion of the transaction. MERANT intends to take further steps to deliver maximum value to its shareholders and will examine appropriate means of returning excess capital to its shareholders.

About MERANT
------------
MERANT is a leading provider of software solutions for enterprise change management; legacy development, transformation and integration; and enterprise data connectivity. A major software company, with a 25-year history and more than 5 million customer licenses at over 60,000 sites, MERANT technology is installed in all of the Fortune 100 and the majority of the Global 500. MERANT provides market leading products and services under the PVCS, Micro Focus and DataDirect brands. The OEM partner of choice for more than 600 technology companies, MERANT is a strategic partner with IBM, Microsoft, Sun, Oracle and Compaq. For additional information, visit www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

Forward-Looking Statements
--------------------------
The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding the outlook for fiscal year 2002, the progression of the transition in MERANT's sales model, reductions in operating expenses, expectations about trends in the delivery of e-business development applications, future investment in MERANT's consulting services, the Company's focus around its core product lines, and the sale of its legacy development, transformation and integration business. When used in this document, the words "anticipate", believe", "estimate", "expect", "plan" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Cobol and mainframe-related products. MERANT's ability to recruit and retain key personnel, especially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, the possibility that the sale of the legacy business will not proceed as planned or may not be completed at all and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future.

Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and reports on Form 6-K as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

                                     ***
END
SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  June 12, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel